Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aetna Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-188814) on Form S-8 of Aetna Inc. of our report dated June 30, 2014, with respect to the statements of net assets available for benefits of Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the supplemental schedules schedule H, line 4i - schedule of assets (held at end of year) and schedule H, Line 4j - schedule of reportable transactions as of December 31, 2013, which report appears in the annual report on Form 11-K of Coventry Health Care, Inc. Retirement Savings Plan for the fiscal year ended December 31, 2013.

/s/ KPMG LLP

Hartford, Connecticut
June 30, 2014